July 27, 2009

Mail Stop 3010

Mr. Steven J. Martin
Senior Vice President and Chief Financial Officer
The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, TN 38120

> **Re:** **The ServiceMaster Company**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 1-14762**

Dear Mr. Martin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief